August 28, 2024

Jun Liu
Chief Executive Officer
Curanex Pharmaceuticals Inc
2 Jericho Plaza, Suite 101B
Jericho, NY 11753

       Re: Curanex Pharmaceuticals Inc
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 15, 2024
           CIK No. 0002025942
Dear Jun Liu:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 17, 2024 letter.

Amendment No. to Draft Registration Statement on Form S-1
Prospectus Summary
Business Overview, page 1

1. You state that you plan to submit an IND for the treatment of ulcerative colitis in 2025 and if the FDA allows you to proceed, a Phase I trial will be initiated 30 days post-IND submission. In parallel, you also intend to initiate additional Phase II trials in the other indications listed. Please clarify what is meant by "in parallel." If you intend to conduct multiple Phase II trials for different indications after or pending Phase I results, please state so.
2. In response to prior comment 3 we note that you have removed some statements or inferences of safety or efficacy throughout the document. Nonetheless, we note that there
 August 28, 2024
Page 2

        are still many inferences regarding efficacy throughout the document. We remind you that safety and efficacy determinations are solely within the authority of the FDA or comparable foreign regulator. Please revise or remove statements/inferences throughout your prospectus that your product candidate is safe and/or effective. You may present clinical trial end points and objective data without concluding efficacy and you may state that your product is well tolerated, if accurate. As examples and not limited to, we note that following:
            "This platform enables us to create a pipeline... superior efficacy compared to existing treatments." (pg. 2)
            "We are excited about the potential...with enhanced efficacy..." (pg. 42)
            "The Disease Activity Index...demonstrating rapid and sustained efficacy." (pg. 46)
            "Phyto-N's superior efficacy compared to existing therapies..." (pg. 47)
            "suggesting its efficacy in modulating immune responses and alleviating inflammation." (pg. 49)
            "The preclinical data demonstrating Phyto-N's efficacy..." (pg. 49) "The efficacy of Phyto-N as a prophylactic treatment was evaluated
in..." (pg. 50)
            "indicating its rapid onset of action and efficacy in controlling local inflammation."
            (pg. 62)
Risk Factors
If we fail to raise capital when needed it will have a material adverse effect on our business..., page 5

3. We note the disclosure that indicates the proceeds of the Offering will allow you to execute your full business plan. Please disclose what your full business plan is and quantify the amount of funding you require to execute your full business plan. Please also revise the Use of Proceeds section as appropriate.
Use of Proceeds, page 21

4. In response to prior comment 10 we note you now include a percentage of the proceeds for each purpose. Please also provide the approximate dollar amount intended to be used for each purpose listed and disclose how far in the Phase I or proof-of-concept and Phase
        II trial clinical trial you expect to reach with the proceeds of the offering.
Business
Market Opportunity for Phyto-N, page 28

5.      We note that the FDA identifies approving two botanical products,
Veregen
        (sinecatechins) and Fulyzaq  /Mytesi   (crofelemer). Please discuss
your basis for
        concluding that NEXOBRID   was approved by the FDA as a botanical drug.
       Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-6761 with any other questions.
 August 28, 2024
Page 3



                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences
cc:   Joe Laxague, Esq.